UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 12, 2018

Sun Bancorp, Inc.

(Exact name of registrant as specified in its charter)

New Jersey	0-20957	52-1382541
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

350 Fellowship Rd., Suite 101, Mt. Laurel, N.J.		08054
(Address of principal executive Offices)		(Zip Code)

Registrant’s telephone number, including area code (856) 691-7700

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Introductory Note

As previously announced, on June 30, 2017, Sun Bancorp, Inc. (the “Company”) and OceanFirst Financial Corp. (“OceanFirst”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which the Company and OceanFirst will merge through a two-step merger (the “Transaction”).

Item 5.04.	Temporary Suspension of Trading Under Registrant’s Employee Benefit Plans

The disclosure under the Introductory Note is incorporated by reference into this Item 5.04.

On January 12, 2018, the Company and OceanFirst issued a joint press release announcing that the election deadline for record holders of shares of the Company’s common stock (as well as holders of the Company’s restricted stock awards and restricted stock unit awards) to elect the form of consideration they wish to receive in the Transaction, subject to the allocation and proration procedures set forth in the Merger Agreement, is 5:00 p.m. Eastern time on January 29, 2018, which is based on the current expectation that the Transaction will be completed on January 31, 2018, as previously disclosed. The completion of the Transaction remains subject to the satisfaction of customary closing conditions. A copy of the joint press release is attached to this Current Report on Form 8-K as Exhibit 99.1 and is incorporated herein by reference.

In connection with the issuance of the joint press release, on January 12, 2018, the Company sent a notice to the participants in the Sun National Bank 401(k) Plan (the “Plan”) informing them of a blackout period pursuant to Section 101(i)(2)(E) of the Employee Retirement Income Security Act of 1974, as amended, with respect to the Plan. The notice sent on January 12, 2018 updated a preliminary notice sent to the participants in the Plan on December 27, 2017 regarding the anticipated blackout period.

In order to accommodate the administration of the election and conversion process for shares of the Company’s common stock held in the Plan, a blackout period is expected to begin as of 4:00 p.m., New York City time, on January 23, 2018 and is expected to end on or about the week of February 11, 2018 (the “Blackout Period”). As described in more detail in the notice to participants, during the Blackout Period, Plan participants will not be able to change Plan investment options or asset allocations involving, or request a loan, withdrawal or distribution from, Plan accounts that are invested in Company Common Stock.

Also on January 12, 2018, the Company sent a notice (the “BTR Notice”) pursuant to Section 306 of the Sarbanes-Oxley Act of 2002 and Section 104 of Regulation BTR promulgated pursuant to the Securities Exchange Act of 1934 to its directors and executive officers informing them of the Blackout Period. During the Blackout Period, all directors and executive officers of the Company will be prohibited from, directly or indirectly, purchasing, selling or otherwise acquiring or transferring the Company’s common stock (and related derivative securities) acquired in connection with employment or service as a director or executive officer of the Company.

Shareholders or other interested parties may obtain, without charge, information regarding the Blackout Period, including information as to whether the Blackout Period has begun or ended, by contacting Patricia M. Schaubeck, General Counsel, Sun National Bank, 350 Fellowship Road, Suite 101, Mount Laurel, NJ 08054, (856) 552-6037.

A copy of the BTR Notice, which includes the information specified in Rule 104(b) of Regulation BTR, is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 8.01.	Other Events

The disclosure under the Introductory Note is incorporated by reference into this Item 8.01.

On January 12, 2018, the Company and OceanFirst issued a joint press release announcing that the election deadline for record holders of shares of the Company’s common stock (as well as holders of the Company’s restricted stock awards and restricted stock unit awards) to elect the form of consideration they wish to receive in the Transaction, subject to the allocation and proration procedures set forth in the Merger Agreement, is 5:00 p.m. Eastern time on January 29, 2018, which is based on the current expectation that the Transaction will be completed on January 31, 2018, as previously disclosed. The completion of the Transaction remains subject to the satisfaction of customary closing conditions. A copy of the joint press release is attached to this Current Report on Form 8-K as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits

(d)	Exhibits. The following exhibits are filed with this report:

Exhibit No.	Description

99.1	Joint Press Release, dated January 12, 2018.

99.2	Notice to Directors and Executive Officers, dated January 12, 2018.

* * *

Cautionary Notes on Forward-Looking Statements

This report contains forward-looking statements. These forward-looking statements may include: management plans relating to the Transaction; the expected timing of the completion of the Transaction; the ability to complete the Transaction; any statements of the plans and objectives of management for future operations, products or services, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time and are beyond our control. Forward-looking statements speak only as of the date they are made. The Company does not assume any duty and does not undertake to update forward-looking statements. Because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those that the Company anticipated in its forward-looking statements and future results could differ materially from historical performance. Factors that could cause or contribute to such differences include, but are not limited to, those included under Item 1A “Risk Factors” in the Company’s Annual Report on Form 10-K, those included under Item 1A “Risk Factors” in OceanFirst’s Annual Report on Form 10-K, those included under Item 1A “Risk Factors” in the Company’s most recent Quarterly Report on Form 10-Q, those included under Item 1A “Risk Factors” in OceanFirst’s most recent Quarterly Report on Form 10-Q, those disclosed in the Company’s and OceanFirst’s respective other periodic reports filed with the Securities and Exchange Commission (the “SEC”), as well as the possibility that expected benefits may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the Transaction may not be timely completed, if at all; that prior to the completion of the Transaction or thereafter, the Company’s and OceanFirst’s respective businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies; that outstanding customary closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ customers, employees and other constituents to the Transaction; and diversion of management time on merger-related matters. For any forward-looking statements made in this report or in any documents, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Additional Information about the Proposed Transaction

This communication is being made in respect of the proposed Transaction involving the Company and OceanFirst. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities. In connection with the proposed Transaction, OceanFirst has filed with the SEC and the SEC has declared effective, a definitive Registration Statement (File No. 333-220235) on Form S-4, as amended by that certain Amendment No. 1 to Form S-4, containing a joint proxy statement/prospectus by the Company and OceanFirst and other documents regarding the proposed Transaction. Before making any investment decision, the respective investors and stockholders of the Company and OceanFirst are urged to carefully read the entire joint proxy statement/prospectus that the Company and OceanFirst have mailed to their respective stockholders and any other relevant documents filed by either company with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about the Company, OceanFirst and the proposed Transaction. Copies of the joint proxy statement/prospectus may be obtained free of charge at the SEC’s web site at http://www.sec.gov, or by directing a request to Sun Bancorp, Inc., 350 Fellowship Road, Suite 101, Mount Laurel, NJ 08054, Attn: Janice M. Clark, Corporate Secretary.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Sun Bancorp, Inc.

Date: January 12, 2018	By:	/s/ Patricia M. Schaubeck
	Name:	Patricia M. Schaubeck
	Title:	Executive Vice President and General Counsel